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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15469

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD ENDING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

KRAMER SECURITIES CORPORATION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7120 SW 95th Street (No. and Street)

MIAMI (City) FLORIDA (State) 33156 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALBERT KRAMER (305) 667-9922 Code - - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRUCE D. SOULE, CPA, P.A.
(Name -- *if individual, state last, first and middle name)*

7075 Grenville Road (Address) Tallahassee (City) Florida (State) 32309 (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410(2-89)

OATH OR AFFIRMATION

I, ALBERT KRAMER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KRAMER SECURITIES CORPORATION, as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Signature


XIOMARA SANCHEZ
Notary Public, State of Florida
Commission# EE152967
My comm. expires Dec. 13, 2015



Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Cash Flow.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession of control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BRUCE D. SOULE, CPA, P.A.

CERTIFIED PUBLIC ACCOUNTANT

7075 GRENVILLE ROAD
TALLAHASSEE, FL 32309
TELEPHONE: (850) 894-3135
FAX: (850) 894-3155
TOLL FREE: (800) 957-9686
E-MAIL: bdscpa@prodigy.net

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors
Kramer Securities Corporation
Miami, Florida

I have audited the accompanying statement of assets, liabilities and ownership equity and income which appears on pages two through seven of the FOCUS Report of Kramer Securities Corporation, as of December 31, 2011 and the related statements changes in liabilities subordinated to claims of general creditors, and cash flow for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Kramer Securities Corporation** as of December 31, 2011 and the results of its operations and its cash flow for the year then ended, in conformity with accounting principles generally accepted in the United States of America applied on a consistent basis.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying reconciliation of net capital which appears on pages three, four and seven of the FOCUS Report is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

BRUCE D. SOULE, CPA, P.A.



Certified Public Accountant

January 31, 2012

SECURITIES AND EXCHANGE COMMISSION

FORM X-17A-5

FOCUS REPORT

(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)

PART IIA [12]

(Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [ ] [16] 2) Rule 17a-5(b) [ ] [17] 3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19] 5) Other [ ] [26]

NAME OF BROKER-DEALER

KRAMER SECURITIES CORPORATION [13]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

7120 S.W. 95 STREET [20]

(No. and Street)

MIAMI [21] FL [22] 33156 [23]

(City) (State) (Zip Code)

SEC. FILE NO.

8-15469 [14]

FIRM ID NO.

2474 [15]

FOR PERIOD BEGINNING (MM/DD/YY)

01/01/11 [24]

AND ENDING (MM/DD/YY)

12/31/11 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT (Area code) - Telephone No.

ALBERT KRAMER [30] (305) 667-9922 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT

OFFICIAL USE

	[32]		[33]
	[34]		[35]
	[36]		[37]
	[38]		[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ? YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [Y] [42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submisson of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ______ day of ______ 20 ____

Manual Signatures of:

1) ______________________

Principal Executive Officer or Managing Partner

2) ______________________

Principal Financial Officer or Partner

3) ______________________

Principal Operations Officer or Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a))

FINRA

PART IIA

BROKER OR DEALER

KRAMER SECURITIES CORPORATION | N | 3 | [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/11 [99]

SEC FILE NO. 8-15469 [98]

Consolidated [ ] [198]

Unconsolidated [X] [199]

ASSETS

	Allowable	Non-Allowable	Total
1. Cash	$ 39,336 [200]		$ 39,336 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	[295]		
B. Other	1,517 [300]	$ [550]	1,517 [810]
3. Receivables from non-customers	[355]	[600]	[830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	[418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	[424]		
E. Spot commodities	[430]		[850]
5. Securities and/or other investments not readily marketable:			
A. At cost $ [130]			
B. At estimated fair value	[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes:	[470]	[640]	[890]
Market value of collateral:			
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization.	[490]	[680]	[920]
11. Other assets	[535]	[735]	[930]
12. Total Assets	$ 40,853 [540]	$ [740]	$ 40,853 [940]

OMIT PENNIES

BROKER OR DEALER

KRAMER SECURITIES CORPORATION as of 12/31/11

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities		A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable		$ [1045]	$ [1255]	$ [1470]
14. Payable to brokers or dealers:				
A. Clearance account		[1114]	[1315]	[1560]
B. Other		[1115]	[1305]	[1540]
15. Payable to non-customers		[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value			[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other		56 [1205]	[1385]	56 [1685]
18. Notes and mortgages payable:				
A. Unsecured		[1210]		[1690]
B. Secured		[1211]	[1390]	[1700]
19. Liabilities subordinated to claims of general creditors:				
A. Cash borrowings:			[1400]	[1710]
1. from outsiders	$ [970]			
2. Includes equity subordination (15c3-1(d)) of	$ [980]			
B. Securities borrowings, at market value from outsiders	$ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements			[1420]	[1730]
1. from outsiders	$ [1000]			
2. includes equity subordination (15c3-1(d)) of	$ [1010]			
D. Exchange memberships contributed for use of company, at market value			[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes		[1220]	[1440]	[1750]
20. TOTAL LIABILITIES		$ 56 [1230]	$ [1450]	$ 56 [1760]

Ownership Equity

		Total
21. Sole proprietorship		$ [1770]
22. Partnership (limited partners)	$ [1020]	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		7,500 [1792]
C. Additional paid-in capital		8,592 [1793]
D. Retained earnings		24,705 [1794]
E. Total		40,797 [1795]
F. Less capital stock in treasury		( ) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 40,797 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 40,853 [1810]

OMIT PENNIES

PART IIA

BROKER OR DEALER

KRAMER SECURITIES CORPORATION as of 12/31/11

COMPUTATION OF NET CAPITAL

Item				Amount	Code
1. Total ownership equity from Statement of Financial Condition			$	40,797	3480
2. Deduct ownership equity not allowable for Net Capital				( )	3490
3. Total ownership equity qualified for Net Capital				40,797	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities			$	40,797	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$	3540			
B. Secured demand note deficiency		3590			
C. Commodity futures contracts and spot commodities- proprietary capital charges		3600			
D. Other deductions and/or charges		3610		( )	3620
7. Other additions and/or allowable credits (List)					3630
8. Net Capital before haircuts on securities positions			$	40,797	3640
9. Haircuts on securities (computed, where appliicable, pursuant to 15c3-1(f)) :					
A. Contractual securities commitments	$	3660			
B. Subordinated securities borrowings		3670			
C. Trading and investment securities:					
1. Exempted securities		3735			
2. Debt securities		3733			
3. Options		3730			
4. Other securities		3734			
D. Undue concentration		3650			
E. Other (List)		3736		( )	3740
10. Net Capital			$	40,797	3750

OMIT PENNIES

BROKER OR DEALER		
KRAMER SECURITIES CORPORATION	as of	12/31/11

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)			$	4	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)			$	5,000	3760
14. Excess net capital (line 10 less 13)			$	35,797	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12			$	34,797	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	56	3790
17. Add:					
A. Drafts for immediate credit	$	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810			
C. Other unrecorded amounts (List)	$	3820	$		3830
19. Total aggregate indebtedness			$	56	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			%	0.14	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)			%	0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

PART IIA

BROKER OR DEALER

KRAMER SECURITIES CORPORATION

For the period (MMDDYY) from 01/01/11 [3932] to 12/31/11 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

Item		Amount	Code
1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange		$	3935
b. Commissions on listed option transactions		1	3938
c. All other securities commissions		5,048	3939
d. Total securities commissions		5,049	3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts			3952
4. Profits (losses) from underwriting and selling groups			3955
5. Revenue from sale of investment company shares		7,759	3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue		1	3995
9. Total revenue		$ 12,809	4030

EXPENSES

Item		Amount	Code
10. Salaries and other employment costs for general partners and voting stockholder officers		4,375	4120
11. Other employee compensation and benefits			4115
12. Commissions paid to other brokers-dealers			4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements	[4070]		
14. Regulatory fees and expenses		2,430	4195
15. Other expenses		25,387	4100
16. Total expenses		$ 32,192	4200

NET INCOME

Item		Amount	Code
17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ (19,383)	4210
18. Provision for Federal income taxes (for parent only)			4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	[4238]		
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of	[4239]		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ (19,383)	4230

MONTHLY INCOME

Item	Amount	Code
23. Income (current month only) before provision for Federal Income taxes and extraordinary items	2,070	4211

PART IIA

BROKER OR DEALER

KRAMER SECURITIES CORPORATION

For the period (MMDDYY) from 01/01/11 to 12/31/11

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

Item			Amount	Code
1. Balance, beginning of period			$ 60,180	4240
A. Net income (loss)			(19,383)	4250
B. Additions (includes non-conforming capital of	$	4262)		4260
C. Deductions (includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (from item 1800)			$ 40,797	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Item	Amount	Code
3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (from item 3520)	$	4330

OMIT PENNIES

BROKER OR DEALER

KRAMER SECURITIES CORPORATION as of 12/31/11

Exemptive Provision Under Rule 15c3-3

5. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based :

A. (k) (1) - Limited business (mutual funds and/or variable annuities only) . . . . $ ______ [4550]

B. (k) (2) (i) - "Special Account for the Exclusive Benefit of customers" maintained . . . . ______ [4560]

C. (k) (2) (ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon

FIRST CLEARING LLC [4335] X [4570]

D. (k) (3) - Exempted by order of the Commission . . . . ______ [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code to enter)	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
[4650]	[4651]	[4652]	[4653]	[4654]	[4655]
[4660]	[4661]	[4662]	[4663]	[4664]	[4665]
[4670]	[4671]	[4672]	[4673]	[4674]	[4675]
[4680]	[4681]	[4682]	[4683]	[4684]	[4685]
[4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL	$ [4699]		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c) (2) (iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c) (2) (iv) Liabilities

KRAMER SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2011

	Common stock Shares	Common stock Amount	Additonal paid-in capital	Retained Earnings	Total
Balance, January 1, 2011	7,500	$ 7,500	$ 8,592	$ 44,088	$ 60,180
Net income	-0-	-0-	-0-	(19,383)	(19,383)
Balance, December 31, 2011	7,500	$ 7,500	$ 8,592	$ 24,705	$ 40,797

The accompany notes are an integral part of these financial statements.

KRAMER SECURITIES CORPORATION

STATEMENT OF CASH FLOW

FOR THE YEAR ENDED DECEMBER 31, 2011

Cash Flow From Operating Activities:		
Net income	$	(19,383)
Adjustment to reconcile net income to net cash provided by (used in) operating activities:		
(Increase) decrease in accounts receivable		2,160
Increase (decrease) in accounts payable		(16)
Net cash flow provided by operating activites		(17,239)
Cash Flow From Investing Activities:		
Purchase of furniture and equipment		-0-
Net cash flow provided by (used in) investing activities		-0-
Cash Flow From Financing Activities:		
Decrease in deposits		10
Net cash flow provided by (used in) financing activities		10
Net Increase (Decrease) In Cash		(17,229)
Cash At Beginning of Year		56,565
Cash At End of Year	$	39,336

The accompanying notes are an integral part of these financial statements.

KRAMER SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

NOTE 1 - BUSINESS

Kramer Securities Corporation (the "Company") was incorporated in Florida on April 15, 1969. The Company is a fully disclosed, introducing FINRA broker-dealer transacting business in stocks, mutual funds and direct participation programs. The Company maintains its records in conformity with the requirements of the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company office is located in Miami, Florida. Ownership control of the Company was sold on December 30, 2011.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS – The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for the purposes of the statement of cash flows.

RECEIVABLES FROM BROKER DEALERS – Receivables from broker dealers are for commissions and dealer discounts. No allowance for doubtful collections has been recorded and bad debts are recorded when determinable.

PROPERTY AND EQUIPMENT – Property and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the respective assets using the straight-line method. When equipment is disposed of, the cost and accumulated depreciation are written off at the time of disposal.

REVENUE RECOGNITION – Commission revenue and expense associated with transactions in securities, mutual funds and other products are recorded on a trade date basis.

INCOME TAXES – The Company, with the consent of its stockholders, elected to be an S Corporation under the Internal Revenue Code. All taxable income or loss flows through to the stockholders. Accordingly, no income tax expense or liability is recorded in the accompanying financial statements.

USE OF ESTIMATES – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

KRAMER SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

NOTE 3 - CASH AND CASH EQUIVALENTS

Cash at December 31, 2011 consists entirely of $ 39,336 in a checking account.

NOTE 4 - RELATED PARTY TRANSACTIONS AND LEASE COMMITMENT

The Company leases office space from its stockholder on a month-to-month basis, at $700 per month. Rent expense for the year ended December 31, 2011, was $8,565. There is no balance due to or from the Company at December 31, 2011.

NOTE 6 - NET CAPITAL PROVISION OF RULE 15c3-1

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2011, the Company had net capital of $ 40,797, which was $ 35,797 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital is 0.14%.

NOTE 7 - SUBSEQUENT EVENTS

Subsequent events have been considered through the date of the report.

KRAMER SECURITIES CORPORATION

SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2011

I. EXEMPTION PURSUANT TO RULE 15c3-3

Kramer Securities Corporation operates pursuant to the (k)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold funds or securities. The Company is, therefore, exempt from the reserve formula calculations and possession and control computations.

II. LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

During the year ended December 31, 2011, the Company had no liabilities subordinated to the claims of general creditors.

III. RECONCILIATION OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

Pursuant to Rule 17a5(d)(4), there were no material differences in the computation of net capital in the Company's audited annual FOCUS report for the year ended December 31, 2011, and the computation of the net capital contained in the Company's corresponding unaudited Form X-17a-5 Part II filing for the quarter ended December 31, 2011.

BRUCE D. SOULE, CPA, P.A.

CERTIFIED PUBLIC ACCOUNTANT

7075 GRENVILLE ROAD
TALLAHASSEE, FL 32309
TELEPHONE: (850) 894-3135
FAX: (850) 894-3155
TOLL FREE: (800) 957-9686
E-MAIL: bdscpa@prodigy.net

INDEPENDENT ACCOUNTANT'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors
Kramer Securities Corporation
Miami, Florida

I have examined the financial statements of Kramer Securities Corporation for the year ended December 31, 2011 and have issued my report thereon, dated January 31, 2012. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities Exchange Act of 1934. This study and evaluation included, in the accounting system, the procedures for safeguarding securities and the practices and procedures followed by the Company in making the periodic computations of net capital under Rule 17a-3(a)(11). Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. The purposes of my study and evaluation were to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the Company's financial statements and to provide a basis of reporting material weaknesses in internal accounting control under Rule 17a-5. My study and evaluation was more limited than would be necessary to express an opinion on the system of internal accounting control taken as a whole.

I have found that, with respect to Rule 15c3-3, the Company does not obtain and maintain physical possession or control of any fully paid or excess margin securities of customers.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

INDEPENDENT ACCOUNTANT'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

(CONTINUED)

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation, described in the first paragraph, would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of the Company taken as a whole. However, my study and evaluation disclosed no condition that I believe to be a material weakness.

This report is intended solely for the use of management, the Securities & Exchange Commission, and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.

BRUCE D. SOULE, CPA, P.A.



Certified Public Accountant

January 31, 2012